UNITED STATES
SEC File Number 001-04850	SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CUSIP Number 205363104	FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [X]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended: December 31, 2015

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Computer Sciences Corporation Matched Asset Plan

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office
(Street and Number):	1775 Tysons Boulevard

City, State and Zip Code:	Tysons, Virginia 22102

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Form 11-K, which is the subject of this Form 12b-25 extension, is being filed in order to report the information required of the Computer Sciences Corporation Matched Asset Plan (the “Plan”). We experienced unanticipated delays in the completion of the financial statements of the Plan. As a result, the Plan is unable to file timely its Form 11-K within the prescribed time period without unreasonable effort or expense.  The Plan is working to complete the Form 11-K as expeditiously as possible and expects to file the report on or before July 13, 2016, within the time allowed by the extension.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

H.C. Charles Diao	(703)	245-9675
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 27, 2015, Computer Sciences Corporation (the “Company”) completed the previously announced separation of CSRA Inc. (the “Separation”). As a result of the Separation, the Plan transferred approximately, $1.023 billion in Plan Assets to CSRA Inc. This will be reflected in the Plan’s financial statements for the period ended December 31, 2015 to be filed on Form 11-K.

SIGNATURE
Computer Sciences Corporation Matched Asset Plan has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

Date: June 28, 2016	By:	/s/ H.C. Charles Diao
H.C. Charles Diao
Vice President, Finance and Corporate Treasurer
Member, CSC Employee Benefits Fiduciary Committee